Exhibit 10.1

MUTUAL FEDERAL BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN

(Effective Generally as of January 1, 2006)

CERTIFICATE OF SECRETARY

I, Julie Oksas, Secretary of Mutual Federal Bancorp, Inc., a Federal corporation, do hereby certify that attached hereto is a true and correct copy of the Mutual Federal Bancorp, Inc. Employee Stock Ownership Plan (Effective Generally as of January 1, 2006).

WITNESS my hand this __ day of _____, 2006.

_____
Secretary as Aforesaid

MUTUAL FEDERAL BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(Effective Generally as of January 1, 2006)

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MUTUAL FEDERAL BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(Effective Generally as of January 1, 2006)

ARTICLE 1

DESCRIPTION AND PURPOSE

1.1 **Plan Name**. The name of the Plan is the "Mutual Federal Bancorp, Inc. Employee Stock Ownership Plan."

1.2 **Plan Purpose**. The purposes of the Plan are to provide eligible employees with a means to acquire a beneficial ownership interest in Company Stock and to supplement their retirement income. The establishment and maintenance of the Plan neither gives any Employee a right to continuing employment with, nor limits the right of, an Affiliated Organization to discharge or otherwise deal with the Employee without regard to the effect such action might have on his or her initial or continued participation in the Plan.

1.3 **Plan Description and Administration**. The Plan is intended to satisfy the applicable tax-qualification requirements of Code section 401 (a) and the applicable requirements of Title I of ERISA and is intended to be an "employee stock ownership plan," as defined in Code section 4975(e) (7) and ERISA section 407(d)(6). Plan assets will be primarily invested in Company Stock. The Plan is administered on behalf of the Company by a Committee in accordance with Article 12 of the Plan. The Committee shall be the "Named Fiduciary" of the Plan pursuant to ERISA section 403(a).

1.4 **Construction and Applicable Law**. The Plan will be administered and construed in a manner consistent with this Plan document and under Plan Rules applicable to all similarly situated employees and for the exclusive benefit of Participants and Beneficiaries. It shall also be construed and administered according to the laws of the State of Illinois to the extent that such laws are not preempted by the laws of the United States of America. The Plan shall also be construed in accordance with the following rules:

(a) Headings at the beginning of articles and sections hereof are for convenience of reference, shall not be considered a part of the text of the Plan and shall not influence its construction.

(b) Capitalized terms used in the Plan shall have their meaning as defined in the Plan unless the context clearly indicates to the contrary.

(c) Any references to the masculine gender include the feminine and vice versa.

(d) Use of the words "hereof," "herein," "hereunder" or similar compounds of the word "here" shall mean and refer to the entire Plan unless the context clearly indicates to the contrary.

(e) The provisions of the Plan shall be construed as a whole in such manner as to carry out the provisions thereof and shall not be construed separately without relation to the context.

1.5 **Severability**. If any provision of this Plan shall be held illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining provisions of this Plan, and this Plan shall be construed and enforced as if said illegal or invalid provision had never been included herein.

1.6 **Notification of Addresses**. Each Participant, Beneficiary of a deceased Participant and Alternate Payee shall file with the Committee from time to time in writing his or her post-office address and each change of post-office address. Any communication, statement or notice addressed to the last post-office address filed with the Committee, or if no such address was filed with the Committee, then to the last post-office address of the Participant, Beneficiary or Alternate Payee as shown on the Participating Employer's records, will be binding on them for all purposes of this Plan and neither the Trustee, Committee nor the Company shall be obliged to search for or ascertain the whereabouts of any Participant, Beneficiary or Alternate Payee.

ARTICLE 2

DEFINITIONS

The definitions set forth in this Article will be applied in construing this Plan document unless the context otherwise indicates (other definitions with comparatively limited applicability are set forth in other Articles).

2.1 **Account**. An "Account" with respect to a Participant is any or all of the accounts maintained on his or her behalf pursuant to Section 6.1, as the context requires.

2.2 **Active Participant**. An Employee is an "Active Participant" only while he or she is both a Participant and a Qualified Employee.

2.3 **Affiliated Organization or Affiliate**. An "Affiliated Organization" or "Affiliate" is the Company and any other entity (whether corporation, partnership, sole proprietorship or otherwise): (a) if both entities are corporations which are members of a controlled group of corporations as defined in Code section 414(b); (b) if both entities are trades or businesses (whether or not incorporated) which are under common control as defined in regulations under Code section 414(c); (c) if both entities are members of an "affiliated service group" as defined in Code section 414(m); or (d) to the extent both entities are required to be aggregated pursuant to regulations under Code section 414(o). For purposes of applying the Code section 415 limitations set forth in Article 11, a parent-subsidiary arrangement that constitutes an Affiliated Organization shall be determined by using a "more than 50 percent" test, instead of an "at least 80 percent" test under Code sections 414(b) and (c). Service for all entities that constitute an Affiliated Organization shall be treated as service for a single employer to the extent required by the Code; provided, however, that an individual shall not be a Qualified Employee by reason of this Section.

2.4 **Beneficiary**. A "Beneficiary" is a person designated or otherwise determined under the provisions of Section 9.11 as the distributee of benefits payable after the death of a Participant.

2.5 **Board**. The "Board" is the board of directors of the Company.

2.6 **Cash Account**. The "Cash Account" is the account established pursuant to clause (a) of Section 6.1 to evidence cash contributions made on behalf of a Participant by a Participating Employer under the Plan.

2.7 **Code**. The "Code" is the Internal Revenue Code of 1986, as amended. Any reference to a specific provision of the Code includes a reference to such provision as it may be amended from time to time and to any successor provision.

2.8 **Committee**. The "Committee" is that constituted under Article 12.

2.9 **Company**. The "Company" is the Mutual Federal Bancorp, Inc., a Federal corporation, or any successor thereto.

2.10 **Company Stock**. "Company Stock" means common stock issued by the Company or an ESOP Controlled Group Member that is readily tradable on an established securities market or, if there is no such stock, common stock having voting power and dividend rates equal to or in excess of:

(a) that class of common stock of the Company or an ESOP Controlled Group Member having the greatest voting power; and

(b) that class of common stock of the Company or an ESOP Controlled Group Member having the greatest dividend rights.

Non-callable preferred stock shall be treated as Company Stock if such stock is convertible at any time into stock which meets the applicable requirements above and if such conversion is at a conversion price which (as of the date of the acquisition by the Trust) is reasonable. Preferred stock will be treated as non-callable if, after the call, there will be a reasonable opportunity for a conversion which meets the requirements of the preceding sentence.

2.11 **Compensation**.

(a) The "Compensation" of a Participant for any Plan Year is the amount of his or her salary from the Participating Employer for such year including commissions, bonuses, overtime, pre-tax contributions made under a plan maintained by a Participating Employer described in Code section 401(k) or a cafeteria plan under Code section 125 and qualified transportation fringe benefits described in Code section 132(f) for that year, but excluding any directors' fees, any premiums paid or costs incurred by a Participating Employer (and not deducted from Compensation) for welfare or fringe benefits, employee reimbursements or moving expenses, payments from a qualified retirement plan or a nonqualified deferred compensation plan, income from any stock option, stock appreciation right, phantom stock or similar equity compensation plan or arrangement, and any Social Security or similar taxes paid by a Participating Employer (and not deducted from Compensation).

(b) If a Participant is Reemployed After a Period of Uniformed Service, then his or her Compensation relating to a Period of Uniformed Service shall be based on: (1) the amount the Participant would have received (but for the Period of Uniformed Service) under Paragraph (a) above; or (2) if such amount is not reasonably certain, then the Participant's average Compensation during the 12 months immediately preceding the Period of Uniformed Service (or, if shorter, during the Participant's period of employment immediately preceding the Period of Uniformed Service).

(c) Notwithstanding subparagraph (a), in no event will a Participant's Compensation for any Plan Year be taken into account to the extent it exceeds $220,000 or, if greater, the dollar limitation then in effect under Code section 401(a)(17) when the applicable Plan Year begins. To the extent required under the Code and applicable Treasury Regulations, the Compensation dollar limitation in this subparagraph (c) shall be pro rated for any short Plan Year less than 12 months.

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2.12 **Consent of Spouse**. Whenever the consent of a Participant's spouse is required with respect to any act of the Participant, such consent will be deemed to have been obtained only if:

(a) the Participant's spouse executes a written consent to such act, which consent acknowledges the effect of such act and is witnessed by a notary public; or

(b) the Committee determines that no such consent can be obtained because the Participant has no spouse, because the Participant's spouse cannot be located, or because of such other circumstances as may, under Treasury Regulations, justify the lack of such consent.

Any such consent by the Participant's spouse or such determination by the Committee that such spouse's consent is not required is effective only with respect to the particular spouse of the Participant who so consented or with respect to whom such determination was made. Any such consent by the Participant's spouse to an act of the Participant under the Plan is irrevocable with respect to that act.

2.13 **Designated Acquisition Employee**. A "Designated Acquisition Employee" means an individual who is an employee of a business at the time the business is acquired by an Affiliate in a transaction designated by the Company as one to which the provisions of this Section shall apply (the "Acquired Business") and who became an Employee of a Participating Employer in connection with that designated transaction.

2.14 **Disability Retirement Date**. The "Disability Retirement Date" means the date when an Active Participant terminates employment prior to attaining Normal Retirement Age due to being Disabled.

2.15 **Disabled**. A Participant will be considered to be "Disabled" upon a determination by the Social Security Administration that he or she has become permanently and totally disabled under the Social Security Act, and as a result, is prevented from performing his or her regular duties for a Participating Employer.

2.16 **Distribution Date**. The "Distribution Date" for a Participant or Beneficiary is the date that a distribution is actually made to that person under the Plan.

2.17 **Effective Date**. The "Effective Date" of the Plan is generally January 1, 2006; provided, however, that if a different effective date for a particular Plan provision is required under the Code, then such other date shall be the Effective Date, but only for that particular provision.

2.18 **Employee**. An "Employee" is any person who performs services for the Company or an Affiliated Organization pursuant to an employer-employee relationship for the Plan Year.

2.19 **Entry Date**. An "Entry Date" is the first day of the Plan Year when a Qualified Employee has met the eligibility requirements to become an Active Participant under Section 4.1 of the Plan.

2.20 **ERISA**."ERISA" means the Employee Retirement Income Security Act of 1974, as from time to time amended.

2.21 **ESOP Controlled Group Member**. An "ESOP Controlled Group Member" means any corporation, other than the Company, that is part of a controlled group of corporations with the Company as determined under Code section 1563(a) as modified by Code section 409(l)(4).

2.22 **Exempt Loan**. "Exempt Loan" means a direct or indirect extension of credit to the Plan (and/or Trust) that is not prohibited by Code section 4975 or ERISA section 406 (after application of the prohibited transaction exemptions in Code section 4975(d)(3) or ERISA section 408(b)(3)), subject to the following:

(a) The Exempt Loan may be made or guaranteed by either a "party in interest" (as defined in ERISA section 3(14)) or "disqualified person" (as defined in Code section 4975).

(b) The proceeds of the Exempt Loan must be used solely, and within a reasonable time after its receipt by the Trustee, to acquire Company Stock to be held initially in the Unallocated Reserve, or to repay a prior Exempt Loan, or for any combination of the foregoing purposes.

(c) The Exempt Loan must be without recourse against the Plan and Trust except that:

(1) the Company Stock acquired with the proceeds of the Exempt Loan may be pledged or otherwise used to secure repayment of the Exempt Loan,

(2) any Company Stock which was acquired with the proceeds of a prior Exempt Loan which was repaid with the proceeds of the Exempt Loan may be pledged or otherwise used to secure repayment of the Exempt Loan,

(3) any cash contributions made to the Plan that are made for the purpose of satisfying the Plan's obligations under the Exempt Loan (and earnings thereon) may be pledged or otherwise used to secure repayment of the Exempt Loan, and

(4) the unallocated earnings attributable to unallocated shares of Company Stock in the Unallocated Reserve acquired with the proceeds of an Exempt Loan may be pledged or otherwise used as security for the Exempt Loan.

(d) The Exempt Loan must provide for principal and interest to be paid over a specific term and may only be payable on demand if there is a default.

(e) Except as provided in subsection (f), the number of shares released from the Unallocated Reserve as of the end of a particular Plan Year shall equal the number of shares of Company Stock held in the Unallocated Reserve immediately before the release of any shares for the Plan Year multiplied by a fraction, with a numerator equal to all principal and interest payments made on the Exempt Loan for said Plan Year and a denominator equal to the numerator plus the total principal and interest payable under the Exempt Loan for all subsequent Plan Years. The number of future years for which principal and interest are payable under the Exempt Loan must be definitely ascertainable and must be determined without taking into account any possible extensions or renewal periods. If the interest rate under the loan is variable, the amount of future interest payable shall be calculated by using the interest rate in effect on the last day of the current Plan Year.

(f) In lieu of the method described in subsection (e), shares of Company Stock held in the Unallocated Reserve may be released from the Unallocated Reserve with reference to principal payments only, provided all of the following conditions are met:

(1) The Exempt Loan provides for principal and interest payments at a cumulative rate that is not less rapid at any time than level annual payments for ten years.

(2) If the Exempt Loan constitutes a renewal, extension or refinancing of a prior Exempt Loan, the sum of the expired duration of the prior Exempt Loan, the renewal period, the extension period and the duration of the new Exempt Loan may not exceed ten years.

(3) The number of shares to be released from the Unallocated Reserve as of the end of a particular Plan Year must equal the number of shares of Company Stock held in the Unallocated Reserve immediately before the release of any shares for the Plan Year multiplied by a fraction with a numerator equal to the amount of all principal payments made with respect to the Exempt Loan for said Plan Year and a denominator equal to the numerator plus the total principal payments to be paid over the remaining term of the Exempt Loan.

(4) For purposes of this subsection (f), the amount of interest included in any payment is disregarded only to the extent that it would be determined to be interest under standard loan amortization tables.

(g) The rate of interest (which may be fixed or variable) on the Exempt Loan must not be in excess of a reasonable rate of interest considering all relevant factors including (but not limited to) the amount and duration of the loan, the security given, the guarantees involved, the credit standing of the Plan, the Company, and the guarantors, and the generally prevailing rates of interest.

(h) In the event of default upon an Exempt Loan, the Fair Market Value of Company Stock and other assets which can be transferred in satisfaction of the loan must not exceed the outstanding amount of the default. If the lender is a party in interest or a disqualified person, the loan must provide for a transfer of Plan assets upon default only upon, and to the extent of, the failure of the Plan to satisfy the payment schedule of the Exempt Loan.

(i) For purposes of subsections (e) and (f), a loan payment shall be considered to be made for a Plan Year if the Company so determines and the loan payment is made within a reasonable time after the close of such Plan Year (but not later than the Company's corporate income tax filing due date (including extensions) for deducting contributions for such Plan Year).

(j) As directed by the Committee, the Trustee is authorized to enter into one or more Exempt Loans. The proceeds of any Exempt Loan shall be used as provided in this Section. All shares of Company Stock acquired with the proceeds of an Exempt Loan shall be credited to the Unallocated Reserve until such time as they are released pursuant to paragraphs (e) or (f).

2.23 **Fair Market Value**. The "Fair Market Value" of a share of Company Stock that is traded on a generally recognized securities market is the prevailing price of a share on a national securities exchange which is registered under Section 6 of the Securities Exchange Act of 1934 or, if the Company Stock is not traded on such a market, a price that is not less favorable than the offering price as established by the current bid and asked prices quoted by persons independent of the Company, an Affiliate or any other party in interest or disqualified person. If Company Stock is not readily tradable on a generally recognized securities market, the "Fair Market Value" of Company Stock is the value determined by an independent appraiser (appointed by the Committee) pursuant to Code section 401(a)(28)(C).

2.24 **Fund**. The "Fund" is the total of all of the assets of every kind and nature, both principal and income, held in the Trust at any particular time.

2.25 **Highly Compensated Employee/Non-Highly Compensated Employee**:

(a) A "Highly Compensated Employee" (within the meaning of Code section 414(q)) is any Employee who (1) during the current or preceding Plan Year was a 5-percent owner of the Employer at any time during such year by virtue of owning more than 5% of the Company or an Affiliated Organization; or (2) during the preceding Plan Year, received Compensation from the Company or an Affiliated Organization in excess of $95,000 (as adjusted for cost-of-living increases under Code section 414(q)).

(b) The "Non-Highly Compensated Group" includes every employee who is not a Highly Compensated Employee. Every member of the Non-Highly Compensated Group is a "Non-Highly Compensated Employee."

2.26 **Hour of Service**. An "Hour of Service" with respect to an Employee is each hour for which he or she is paid, or entitled to payment, for the performance of duties for an Affiliated Organization.

2.27 **Leased Employees**. A "Leased Employee" is an individual who performs services for an Affiliate pursuant to an agreement, such services are performed on a substantially full time basis for a period of at least one year and such services are performed under the primary direction or control of the Affiliate. The determination of an individual's status as a Leased Employee shall be made in accordance with Code section 414(n)(2). A Leased Employee shall be counted as an Employee for purposes of determining Years of Service if he or she becomes a Qualified Employee. However, the preceding sentence will not apply if Leased Employees constitute less than twenty percent of the Participating Employer's Non-Highly Compensated Employee work force within the meaning of Code section 414(n)(5)(C)(ii) and they are covered by a plan described in Code section 414(n)(5). A Leased Employee may not accrue benefits or receive an allocation of any contributions under the Plan for service as a Leased Employee.

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2.28 **Named Fiduciary**. The Committee is a "Named Fiduciary" for purposes of ERISA with authority to control or manage the operation and administration of the Plan and, to the extent specified in the Trust, the assets of the Plan. Participants may also be Named Fiduciaries for purposes of directing how shares of Company Stock are voted, tendered or exchanged under Article 10. Other persons may also be Named Fiduciaries if so identified by action of the Board. Such other person or persons shall have such authority to control or manage the operation and administration of the Plan and, to the extent specified in the Trust, assets of the Plan.

2.29 **Normal Retirement Date**. The "Normal Retirement Date" of a Participant is the first day of the month coinciding with or next following the date on which he or she attains age 65 or reaches the fifth anniversary of the time he or she commenced participation in the Plan, if later.

2.30 **Participant**. A "Participant" is a current or former Qualified Employee who has satisfied the eligibility requirements of Article 4, as of the Effective Date, following initial hire or rehire, as the case may be, with respect to whom contributions have been made and whose Account balances have not yet been fully distributed (or deemed to be distributed) under the Plan.

2.31 **Participating Employer**. A "Participating Employer" is the Company and any other Affiliated Organization that has, with the consent of the Company, adopted the Plan, and their respective successors. An Affiliated Organization will cease to be a Participating Employer upon the discontinuance of the Plan as to its Employees or upon its ceasing to be an Affiliated Organization with the Company.

2.32 **Period of Uniformed Service**. A "Period of Uniformed Service" means the length of time that an Employee serves in the Uniformed Services, as defined in Section 2.46.

2.33 **Plan**. The "Plan" is that set forth in this document as it may be amended from time to time.

2.34 **Plan Rule**. A "Plan Rule" is a rule adopted by the Committee relating to the administration of the Plan. Each Plan Rule will be uniform and nondiscriminatory with respect to similarly situated persons.

2.35 **Plan Year**. "Plan Year" means the 12-consecutive-month period beginning on July 1 and ending on the next following December 31.

2.36 **Qualified Employee**. "Qualified Employee" means any Employee of a Participating Employer who is a member of a group of Employees to whom the Plan has been extended (through the unilateral action of the Company), exclusive, however, of any person who:

(a) is a nonresident alien who receives no earned income (within the meaning of Code section 911(d)(2)) from a Participating Employer that constitutes income from sources within the United States (within the meaning of Code section 861(a)(3));

(b) is covered by a collective bargaining agreement, for whom retirement benefits were the subject of good faith bargaining between such person's representative and a Participating Employer, and is not, as a result of such bargaining, specifically covered by this Plan;

(c) is designated by the Company as an independent contractor irrespective of whether such categorization is proper for any other purpose; or

(d) is a Leased Employee.

2.37 **Reemployment After a Period of Uniformed Service**.

(a) "Reemployment (or Reemployed) After a Period of Uniformed Service" means that an Employee returned to employment with a Participating Employer, within the time frame set forth in subparagraph (b) below, after a Period of Uniformed Service in the Uniformed Services and the following rules corresponding to provisions of the Uniformed Services Employment and Reemployment Rights Act of 1994 ("USERRA") apply: (i) he or she gives sufficient notice of leave to the Participating Employer prior to commencing a Period of Uniformed Service, or is excused from providing such notice; (ii) his or her employment with the Participating Employer prior to a Period of Uniformed Service was not of a brief, nonrecurrent nature that would preclude a reasonable expectation that such employment would continue indefinitely or for a significant period; (iii) the Participating Employer's circumstances have not changed so that reemployment is unreasonable or an undue hardship to the Participating Employer; and (iv) the applicable cumulative Periods of Uniformed Service under USERRA equals five years or less, unless service in the Uniformed Services:

(1) in excess of five years is required to complete an initial Period of Uniformed Service;

(2) prevents the Participant from obtaining orders releasing him or her from such Period of Uniformed Service prior to the expiration of a five-year period (through no fault of the Participant);

(3) is required in the National Guard for drill and instruction, field exercises or active duty training, or to fulfill necessary additional training, or to fulfill necessary additional training requirements certified in writing by the Secretary of the branch of Uniformed Services concerned; or

(4) for a Participant is

(A) required other than for training under any provisions of law during a war or national agency declared by the President or Congress;

(B) required (other than for training) in support of an operational mission for which personnel have been ordered to active duty other than during war or national emergency;

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(C) required in support of a critical mission or requirement of the Uniformed Services; or

(D) the result of being called into service as a member of the National Guard by the President in the case of rebellion or danger of rebellion against the authority of the United States Government or if the President is unable to execute the laws of the United States with the regular forces.

(b) The applicable statutory time frames within which an Employee must report to a Participating Employer after a Period of Uniformed Service are as follows:

(1) If the Period of Uniformed Service was less than 31 days,

(A) not later than the beginning of the first full regularly scheduled work period on the first full calendar day following the completion of the Period of Uniformed Service and the expiration of eight hours after a period of time allowing for the safe transportation of the Employee from the place of service in the Uniformed Services to the Employee's residence; or

(B) as soon as possible after the expiration of the eight-hour period of time referred to in Clause (A), if reporting within the period referred to in such clause is impossible or unreasonable through no fault of the Employee.

(2) In the case of an Employee whose Period of Uniformed Service was for more than 30 days but less than 181 days, by submitting an application for reemployment with a Participating Employer not later than 14 days after the completion of the Period of Uniformed Service or, if submitting such application within such period is impossible or unreasonable through no fault of the Employee, the next first full calendar day when submission of such application becomes reasonable.

(3) In the case of an Employee whose Period of Uniformed Service was for more than 180 days, by submitting an application for reemployment with a Participating Employer not later than 90 days after the completion of the Period of Uniformed Service.

(4) In the case of an Employee who is hospitalized for, or convalescing from, an illness or injury related to the Period of Uniformed Service the Employee shall apply for reemployment with a Participating Employer at the end of the period that is necessary for the Employee to recover. Such period of recovery shall not exceed two years, unless circumstances beyond the Employee's control make reporting as above unreasonable or impossible.

(c) Notwithstanding subparagraph (a), Reemployment After a Period of Uniformed Service terminates upon the occurrence of any of the following:

(1) a dishonorable or bad conduct discharge from the Uniformed Services;

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(2) any other discharge from the Uniformed Services under circumstances other than an honorable condition;

(3) a discharge of a commissioned officer from the Uniformed Services by court martial, by commutation of sentence by court martial, or, in time of war, by the President; or

(4) a demotion of a commissioned officer in the Uniformed Services for absence without authorized leave of at least 3 months, confinement under a sentence by court martial, or confinement in a federal or state penitentiary after being found guilty of a crime under a final sentence.

2.38 **Related Defined Contribution Plan**. A "Related Defined Contribution Plan" is a defined contribution plan maintained by an Affiliated Organization.

2.39 **Section 415 Wages**. A Participant's "Section 415 Wages" for any period is the sum of all remuneration received by such person during such period from an Affiliated Organization that constitutes "compensation" within the meaning of Code section 415(c)(3) and Treasury Regulations thereunder and including any pre-tax salary reduction contributions made under a cafeteria (section 125) plan, a plan described in section 401(k) of the Code and qualified transportation fringe benefits under Code section 132(f). Notwithstanding the foregoing, if a Participant is Reemployed After a Period of Uniformed Service, then his or her Section 415 Wages relating to a Period of Uniformed Service shall be based on: (a) the amount of compensation the Participant would have received during a Plan Year (but for the Period of Uniformed Service); or (b) if the compensation the Participant would have received during a Plan Year is not reasonably certain, then the Participant's average compensation during the 12 months immediately preceding the Period of Uniformed Service (or, if shorter, during the Participant's period of employment immediately preceding the Period of Uniformed Service). To the extent required by Treasury Regulations, a Participant's Section 415 Wages for a Plan Year in excess of the limitation then in effect under Code section 401(a)(17) for that year shall be disregarded.

2.40 **Termination of Employment**. The "Termination of Employment" of an Employee for purposes of the Plan shall be deemed to occur upon his resignation, discharge, retirement, death, failure to return to active work at the end of an authorized leave of absence or the authorized extension or extensions thereof, failure to return to work when duly called following a temporary layoff, or upon the happening of any other event or circumstance which, under the policy of the Company, results in the termination of the employer-employee relationship with all Affiliated Organizations. If the employer-employee relationship is terminated because of a Period of Uniformed Service, and if the Employee subsequently returns to employment with an Affiliated Organization under circumstances such that he or she has reemployment rights under USERRA, for all purposes of the Plan and only for such purposes he or she shall be deemed to have been on an authorized leave of absence during his period of military service.

2.41 **Treasury Regulations**. "Treasury Regulations" mean regulations, rulings, notices and other promulgations issued under the authority of the Secretary of the United States Treasury Department that apply to, or may be relied upon in the administration of, this Plan.

2.42 **Trust**. The "Trust" or "Trust Fund" that is created for the purposes of holding and funding assets for the Plan and for implementing benefits under the Plan pursuant to the Trust Agreement.

2.43 **Trust Agreement**. "Trust Agreement" means the "Mutual Federal Bancorp, Inc. Employee Stock Ownership Trust," as from time to time amended.

2.44 **Trustee**. The "Trustee" is the corporation and/or individual or individuals who from time to time is or are the duly appointed and acting trustee or trustees of the Trust.

2.45 **Unallocated Reserve**. "Unallocated Reserve" means that portion of the Trust Fund which consists of shares of Company Stock (and dividends and any other earnings attributable thereto) acquired with the proceeds of an Exempt Loan and which are held in suspense pending allocation to Participants' Accounts pursuant to Article 5.

2.46 **Uniformed Services**. "Uniformed Services" means the performance of duty on a voluntary or involuntary basis in the uniformed service of the United States, including the U.S. Public Health Services, under competent authority and includes active duty, active duty for training, initial activity duty for training, inactive duty training, full-time National Guard duty, and the period for which a person is absent from a position of employment for purposes of an examination to determine the fitness of the person to perform any such duty.

2.47 **Valuation Date**. "Valuation Date" means the date on which the Fund is valued as provided in Sections 6.2 and 6.3. Each of the following is a "Valuation Date":

(a) The last day of each Plan Year,

(b) Such other day or days, as designated by the Committee, in written notice to the Trustee, as it may consider necessary or advisable to provide for the orderly and equitable administration of the Plan, and

(c) For the Company Stock Accounts only if Company Stock is not readily tradable on an established securities market, the date specified by an independent appraiser in its latest appraisal of the Fair Market Value of the Company Stock delivered to the Trustee.

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ARTICLE 3

SERVICE

3.1 **Year of Service**. The term "Year of Service" means, with respect to any Employee, any Computation Period (as defined below), during which he or she completes at least 1,000 Hours of Service (as defined in Section 3.2). For purposes of Plan eligibility, a "Computation Period" is initially the 12 consecutive month period beginning on the Employee's commencement of employment with an Affiliated Organization and thereafter each full Plan Year beginning after the Employee first completes an Hour of Service. For purposes of vesting under the Plan, a "Computation Period" is each Plan Year. The computation of a Year of Service will be made subject to the following:

(a) For purposes of Section 4.1, if a Participant at Termination of Employment has not accumulated any vesting credit under Section 8.1 and the number of his or her consecutive One Year Breaks in Service (as defined in Section 3.3) equals or exceeds five, then, if that Participant is rehired after a Termination of Employment, the Participant's number of Years of Service, if any, accrued prior to such period of breaks shall be disregarded and he or she shall be considered as a new Employee for all purposes of the Plan;

(b) For purposes of determining a Participant's vested percentage under Section 8.1 of the Plan, if any, earned prior to the date he or she incurs five consecutive One Year Breaks in Service, a Participant's number of Years of Service completed after incurring such period of Breaks in Service shall be disregarded;

(c) For purposes of determining a Participant's vested percentage under Section 8.1 of the Plan, if any, earned after the date he or she incurs at least five consecutive One Year Breaks in Service, a Participant's Years of Service completed prior to incurring such a period of Breaks in Service shall only be disregarded if he or she did not accumulate any vesting rights under Section 8.1 before incurring such a period of Breaks in Service;

(d) Years of Service for a Designated Acquisition Employee shall be calculated as if his or her most recent period of continuous employment with the acquired business constituted service with an Affiliated Organization;

(e) Years of Service prior to the Effective Date shall be included; and

(f) For purposes of determining a Participant's vested percentage under Section 8.1 of the Plan, only Years of Service completed after age 18 shall be included.

3.2 **Hour of Service**. Subject to the following provisions of this Section 3.2, the term "Hour of Service" means, with respect to any Employee, each hour for which he or she is paid or entitled to payment (before or after the Effective Date) for the performance of duties for an Affiliated Organization or for back pay which, irrespective of mitigation of damages, has been awarded to the Employee or agreed to by an Affiliated Organization (these hours shall be credited to the Employee for the Computation Period or periods to which the award or agreement pertains rather than the Computation Period in which the award, agreement or payment was made). An Employee shall be credited with 8 Hours of Service a day, and up to 40 Hours of

14

Service per week, during which he or she performs no duties for an Affiliated Organization (irrespective of whether the employment relationship has terminated) by reason of:

(a) vacation,

(b) holiday,

(c) illness,

(d) incapacity,

(e) layoff,

(f) jury duty,

(g) military duty,

(h) leave of absence for which he or she is directly or indirectly paid or entitled to payment by an Affiliated Organization, or

(i) a Period of Uniformed Service;

provided, however, an Employee shall not be credited with more than 501 Hours of Service under this subsection for any single continuous period during which he or she performs no duties for an Affiliated Organization. Payments considered for purposes of the foregoing shall include payments unrelated to the length or the period during which no duties are performed but shall not include payments made solely as reimbursement for medically related expenses or solely for the purpose of complying with applicable workers' compensation, unemployment compensation or disability insurance laws. Section 2530.200b-2(b) and (c) of the Department of Labor Regulations are incorporated herein by this reference.

3.3 **One Year Break in Service**. The term "One Year Break in Service" means, with respect to any Employee, any Computation Period during which he or she completes less than 501 Hours of Service. An Employee shall be credited with up to 501 Hours of Service on account of an absence described in paragraphs (a) through (d) of this subsection, but only with respect to the Computation Period in which such absence from work begins, if such Employee would be prevented from incurring a One Year Break in Service in such year solely because Hours of Service are credited to him or her for the period of absence described in paragraphs (a) through (d) of this subsection or, in any other case, in the immediately following Computation Period. The periods of absence described in the next preceding sentence are those on account of:

(a) the pregnancy of the Employee,

(b) the birth of a child of the Employee,

(c) the placement of a child with the Employee in connection with the adoption of such child by such Employee,

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(d) caring for such child for a period beginning immediately following such birth or placement.

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ARTICLE 4

ELIGIBILITY

4.1 **Eligibility Requirements**. A Qualified Employee who has attained age 21 on or before, and is employed by a Participating Employer on, the Effective Date shall automatically become an Active Participant as of the Effective Date. Any other individual who is a Qualified Employee shall be eligible to become an Active Participant on the Entry Date corresponding to the date he or she attains age 21 and completes one Year of Service. Notwithstanding the foregoing, a Participant who incurs a Termination of Employment and is rehired by a Participating Employer as a Qualified Employee will become an Active Participant as of the date of such rehire, unless his or her service is disregarded under Section 3.1(a).

4.2 **Reemployment After Termination of Employment, Transfer or a Period of Uniformed Service**.

(a) **Termination or Transfer Prior to Entry Date**. Subject to Section 3.1(a), an Employee who incurs a Termination of Employment or is transferred to an employment classification that is excluded from the definition of the term "Qualified Employee" after satisfying the service requirement set forth in Section 4.1, but prior to becoming an Active Participant, will, upon subsequent reemployment in, or retransfer to, an employment classification included in the definition of Qualified Employee, be eligible to participate in the Plan as of the later of: (1) the Entry Date on which he or she would have been eligible to participate had the termination or transfer not occurred; or (2) the date on which he or she first completes an Hour of Service as a Qualified Employee following the termination or transfer. An Employee who was not initially, and subsequently becomes, a Qualified Employee will become an Active Participant as of the later of: (y) the first Entry Date when he or she becomes a Qualified employee; or (z) the date when he or she first completes an Hour of Service as a Qualified Employee following such transfer.

(b) **Reemployment After a Period of Uniformed Service**. Notwithstanding the foregoing, an Employee who meets the eligibility requirements in Section 4.1 during a Period of Uniformed Service shall be eligible upon Reemployment After a Period of Uniformed Service to participate in the Plan effective as of the Entry Date corresponding to when he or she would have been eligible to participate under Section 4.1, but for the Period of Uniformed Service.

4.3 **Transfer Among Participating Employers or Affiliates**. A Participant who is transferred from one Participating Employer to another Participating Employer as a Qualified Employee will continue to participate in the Plan as a Qualified Employee of such other Participating Employer. A Participant who is simultaneously employed as a Qualified Employee with more than one Participating Employer will participate in the Plan as a Qualified Employee of all such Participating Employers, except that his or her total Compensation shall be treated as paid by one Participating Employer. A Participant who is transferred to a position or job classification that results in the Participant ceasing to be a Qualified Employee will no longer be an Active Participant as of the date of such transfer.

4.4 **Condition of Participation**. Each Qualified Employee, as a condition of participation, is bound by all of the terms and conditions of the Plan (including Plan Rules) and must furnish to the Committee such pertinent information and execute such instruments as the Committee may require.

4.5 **Termination of Participation**. A Participant will cease to be such as of the earlier of the date all benefits, if any, to which he or she is entitled under the Plan have been, or have deemed to have been, distributed.

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ARTICLE 5

CONTRIBUTIONS

5.1 **ESOP Contributions**.

(a) <u>Non-leveraged ESOP Contributions</u>. For each Plan Year, each Participating Employer may make a Non-Leveraged ESOP Contribution to the Trust for such Plan Year in an amount, if any, as determined by the Board (or the Board may determine the formula by which the amount of the contribution shall be calculated). A "Non-Leveraged ESOP Contribution" is any portion of the Participating Employer's ESOP contribution in excess of the amount used to make payments on outstanding Exempt Loans. Such contributions may be made in the form of Company Stock, cash, or a combination thereof, and are allocated to a Participant's Cash Account or Company Stock Account based on the method described in Section 5.3(b). As determined by the Committee, such cash contributions will be invested in Company Stock or in other investments which are consistent with the purposes of the Plan.

(b) <u>Leveraged ESOP Contributions</u>. The Participating Employers shall make sufficient cash contributions to enable the Trustee to make any required payments under an Exempt Loan, to the extent those obligations have not been paid with dividends pursuant to Section 5.2.

(c) <u>Make-Up Contributions for Certain Reemployment Veterans</u>. Upon a Participant's Reemployment After a Period of Uniformed Service, a Participating Employer shall make an additional contribution under paragraphs (a) and/or (b) on behalf of such Participant that would have been made on his or her behalf during the Plan Year or Years corresponding to the Participant's Period of Uniformed Service (if applicable).

5.2 **Application of Dividends**. Subject to the provisions of Section 9.10, cash dividends paid on shares of Company Stock held in the Unallocated Reserve and on shares of Company Stock allocated to Company Stock Accounts may be applied as follows:

(a) Dividends received on shares of Company Stock held in the Unallocated Reserve may be used to repay principal and interest then due on the Exempt Loan used to acquire such shares. If the amount of such dividends exceeds the amount needed to repay such principal and interest, the excess may be held in the Unallocated Reserve until it is needed to repay principal and interest due on such Exempt Loan or, in the discretion of the Committee, the excess may be used to prepay principal on such Exempt Loan. Such dividends that are not used for Exempt Loan payments shall be treated or allocated in accordance with Section 9.10(b).

(b) If the amount necessary to repay principal and interest then due on the Exempt Loan exceeds the amount of dividends described in paragraph (a) above, the loan payments may next be made with dividends on shares of Company Stock allocated to Company Stock Accounts that were acquired with the proceeds of the Exempt Loan and released from the Unallocated Reserve. To the extent dividends on such allocated shares exceed the amount necessary to repay principal and interest then due on the Exempt Loan, they may, in the discretion of the Committee, be used to prepay principal on the Exempt Loan. Such dividends that are not used for Exempt Loan payments shall be allocated to the ESOP Cash Accounts corresponding to the Participants whose Company Stock Accounts held the shares on which the dividends were paid.

(c) Notwithstanding the foregoing, dividends paid on a share of Company Stock may not be used to make payments on a particular Exempt Loan unless the share was acquired with the proceeds of such loan or a refinancing of such loan.

5.3 **ESOP Allocations**. Amounts available for allocation for a particular Plan Year (other than amounts attributable to contributions made under 5.1(c)) will be divided into two categories. The first category relates to shares of Company Stock released from the Unallocated Reserve attributable to using dividends to make Exempt Loan payments. The second category relates to contributions made by Participating Employers, shares of Company Stock released from the Unallocated Reserve and amounts forfeited from Company Stock Accounts pursuant to Section 8.4.

(a) Subject to Section 5.4, the shares of Company Stock attributable to the first category will be allocated to the Company Stock Accounts of eligible Participants as follows:

(1) first, if dividends paid on shares of Company Stock held in Participants' Company Stock Accounts are used to make payments on an Exempt Loan, there shall be allocated to each such account a number of shares of Company Stock released from the Unallocated Reserve with a Fair Market Value (determined as of the Valuation Date coincident with or immediately preceding the loan payment date) that at least equals the amount of dividends so used,

(2) second, any remaining shares of Company Stock shall be applied to reinstate amounts forfeited from Company Stock Accounts of former employees who are entitled to a reinstatement under Section 8.4, and

(3) finally, any remaining shares of Company Stock shall be allocated as a general investment gain in proportion to the number of shares held in the Company Stock Accounts of Active Participants described in paragraph (b) below as of the last Valuation Date of the Plan Year for which they are allocated.

(b) Subject to Section 5.4, the shares of Company Stock or cash attributable to the second category will be allocated to the Company Stock Accounts or Cash Accounts, as the case may be, pro rata, in proportion to the Compensation of each Active Participant who is employed on the last day of the Plan Year and to those Participants who are not actively employed on the last day of the Plan Year due to their retirement (on or after their Normal Retirement Date or Disability Retirement Date) or death during such Plan Year. Also, to the extent necessary for the Plan to comply with the minimum coverage rule under Code section 410(b) for a Plan Year, Participants who completed at least 501 Hours of Service during, but are not employed on the last day of, a Plan Year may share in the allocations for a Plan Year starting with such Participants with the lowest amount of Compensation and proceeding to the next lowest amount until the minimum coverage rule has been met for that Plan Year.

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Shares of Company Stock or cash attributable to contributions made under paragraph (c) of Section 5.1 shall be allocated specifically to the Participants on whose behalf such contributions were made.

5.4 **Certain Limitation on Allocations of Company Stock for Code Section 1042 Transactions or if an Affiliated Organization is an S-Corporation**.

(a) Code Section 1042 Transactions. Notwithstanding any other provision of the Plan to the contrary, no portion of the assets attributable to Company Stock acquired in any transaction from a selling shareholder of the Company or an Affiliate who elects, and is eligible to receive, non-recognition treatment under Code section 1042 shall be allocated to the Accounts of (or shall otherwise accrue to the benefit of) those individuals who are prohibited from receiving an allocation under Code section 409(n), the requirements of which are hereby incorporated by reference.

(b) Limitations when an Affiliated Organization is an S-Corporation. Notwithstanding any provision in the Plan to the contrary, if the Company is an S-corporation, then no shares of Company Stock (or any other assets of the Plan allocable in lieu thereof) may be allocated (directly or indirectly) to any individual prohibited from receiving an allocation under Code section 409(p), the requirements of which are hereby incorporated by reference.

5.5 **Rollovers and Transfers**. Rollover and transfer contributions from another plan to this Plan are not permitted.

5.6 **After-Tax Contributions**. After-tax Participant contributions to the Plan are not permitted.

5.7 **Contributions Must be Deductible**. Notwithstanding the foregoing, except to the extent required by applicable Federal law, no contribution will be made to the Plan unless it is deductible by a Participating Employer.

ARTICLE 6

PLAN ACCOUNTS AND VALUATION

6.1 **Establishment of Accounts**. For each Participant, the following Accounts will be established and maintained:

(a) A Cash Account to which there will be allocated the amount of contributions made in cash, if any, made on a Participant's behalf pursuant to Section 5.1, cash dividends on shares of Company Stock and the investment gains and losses attributable thereto; and

(b) A "Company Stock Account" evidencing amounts attributable to Company Stock allocated to a Participant.

More than one account or sub-account may be established if considered advisable by the Committee in the administration of the Plan. Except as expressly provided herein to the contrary, the Trust shall be held and invested on a commingled basis. Accounts shall be for bookkeeping purposes only, and the establishment of Accounts shall not require any segregation of Trust assets.

6.2 **Valuation Accounts**. As of each applicable Valuation Date, each Cash Account and Company Stock Account shall be adjusted to reflect the effect of contributions, distributions, Forfeitures, transfers, income, expense, gains, losses, Exempt Loan repayments and all other transactions with respect to such accounts since the next preceding Valuation Date including, but not limited to, the following:

(a) the number of shares of Company Stock held in the Company Stock Account as of the next preceding Valuation Date shall be adjusted to reflect any subsequent distributions, or Forfeitures and any stock dividends, stock splits, reverse splits, recapitalizations, or the like;

(b) the Cash Accounts shall be adjusted, first, to reflect gain or loss on invested assets other than Company Stock, second, to reflect any fees or expenses charged to the Plan or Trust and, third, to reflect any contributions, distributions or Forfeitures;

(c) the Company Stock Account shall be adjusted, first, to reflect any shares of Company Stock allocated thereto under Article 5 and any other contributions allocated to the Account and, second, to reflect any contributions, distributions or Forfeitures; and

(d) to facilitate cash distributions from the Plan attributable to a Participant's Company Stock Account, the Committee may, for Plan accounting purposes, exchange shares of Company Stock from such account with cash from the Cash Accounts of other Participants who are not expected to receive a distribution in the near future. Any such exchange shall be implemented on a nondiscriminatory basis by debiting a Participant's Cash Account based on the proportion that his or her Cash Account bears to all of the Cash Accounts of Participants not receiving a distribution, and by crediting the Company Stock Account of a Participant whose Cash Account was debited under this paragraph (d) with shares of Company Stock debited from

22

the Company Stock Account of the Participant receiving the distribution that have a Fair Market Value (as of the most recent Valuation Date) equal to the amount debited from the Participant's Cash Account.

6.3 **Adjusted Accounting**. The adjustments made under this Article 6 will be set forth in an accounting rendered as of the Valuation Date for which such adjustments were made.

6.4 **Allocations Do Not Create Rights**. The fact that allocations are made and credited to the Accounts of a Participant does not vest in the Participant any right, title or interest in or to any portion of the Fund except at the time or times and upon the terms and conditions expressly set forth in the Plan. Notwithstanding any allocation or credit to the Account of a Participant, the issuance of any statement reflecting such allocation or credit or the distribution of all or any portion of a Participant's Account balance, the Committee may direct the Participant's Account to be adjusted to the extent necessary to correct any error in such Account, whether caused by any misapplication of any provision of the Plan or otherwise, and may recover from the Participant or the Participant's Beneficiary the amount of any excess distribution. Any such adjustment will be made within a reasonable time after the error is discovered.

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ARTICLE 7

IN-SERVICE WITHDRAWALS

7.1 **Hardship Withdrawals and Plan Loans**. Hardship withdrawals and Plan loans are not permitted under this Plan.

7.2 **Pre-Retirement Diversification Distribution**. After becoming a Qualified Participant, an individual may elect to have a certain percentage (as determined below) of the shares of Company Stock allocated to his or her Company Stock Account distributed prior to Termination of Employment. Distributions under this Section 7.2 may be made in cash equal to the Fair Market Value of the Company Stock as of the close of the Plan Year preceding an election under this Section or, in shares of Company Stock (or a combination thereof), as determined by the Committee and subject to the following:

(a) An individual is a "Qualified Participant" eligible to make such an election only if he or she has completed 10 or more years as an Active Participant and has attained age 55.

(b) An election under this section may be made only during the "Qualified Election Period," which is the first 90 days of each of the six Plan Years beginning with the Plan Year after the Plan Year when the Participant becomes a Qualified Participant.

(c) Within the first 90 days of any Plan Year in the Qualified Election Period, a Qualified Participant may elect to have up to 25% of the shares of Company Stock allocated to his or her Company Stock Account distributed pursuant to this section. In the case of the election year in which the Qualified Participant can make his or her sixth and final election, "50%" shall be substituted for "25%" in the preceding sentence. Shares of Company Stock that may be distributed under this section (after a Qualified Participant's first Qualified Election Period) shall be determined by (1) not offsetting a Participant's Company Stock Account by shares previously distributed under this section, (2) applying the applicable percentage and (3) then reducing the maximum number of shares of Company Stock that may be distributed (determined under clause (2)) for any one Plan Year by shares previously distributed pursuant to this section.

(d) Amounts that a Qualified Participant elects to have distributed pursuant to this section shall be distributed within 90 days following the end of the Qualified Election Period.

(e) Notwithstanding the foregoing, this Section 7.2 shall not apply to a Qualified Participant for a Qualified Election Period if the Fair Market Value of his or her Company Stock Account (as of the most recent preceding Valuation Date) is $500 or less.

7.3 **No Other In-Service Distributions**. Except as provided in Sections 7.2, 9.1(d) or 9.10, no distribution shall be made to a Participant during any period that he is employed by an Affiliated Organization.

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ARTICLE 8

VESTING

8.1 **Vested Benefits**. If a Participant retires on or after his or her Normal Retirement Date, becomes Disabled, dies while in the employ of a Participating Employer or there is a Change in Control (as defined in Section 8.5) prior to the Participant's Termination of Employment, then he or she will be fully vested in all of his or her Accounts. Thereafter, the entire balance in his or her Accounts, if any (after all adjustments then required under the Plan have been made), may then become distributable to or for his or her benefit or, in the event of his or her death, to or for the benefit of his or her Beneficiary, in accordance with the applicable provisions of Article 9. If a Participant Terminates Employment prior to one of the events described in the first sentence of this Section, he or she will be vested in his or her Account balances as follows:

Vesting Schedule

Years of Service	Percentage
1	20%
2	40%
3	60%
4	80%
5	100%

8.2 **Nonvested Participants**. A Participant who has no vested interest in his or her Accounts at his or her Termination of Employment will be deemed to have received a distribution of the entire vested balance in such Accounts upon such termination.

8.3 **Death**. If a Participant's Termination of Employment is the result of his or her death, his or her Beneficiary shall be entitled to a benefit equal to 100% of the value of his or her Accounts. Such benefit shall be paid at the times and in the manner determined under Article 9. If a Participant's death occurs after his or her Termination of Employment and prior to completing at least five (5) Years of Service, then his or her Beneficiary will be entitled to receive benefits equal to the vested balance of the Participant's Accounts under the Plan at Termination of Employment.

8.4 **Forfeiture Accounts and Forfeitures**. If all or any portion of a Participant's Company Stock Account or Cash Account is not distributable due to the provisions of Section 8.1, the nondistributable portion shall be credited to a Forfeiture Account established and caused to be maintained by the Committee in the Participant's name as of the Valuation Date coincident with or next following the Participant's Termination of Employment (before adjustments then required under the Plan have been made). If the Participant does not return to employment with an Affiliated Organization prior to incurring a One Year Break in Service, the balance in his or her Forfeiture Account, determined as of the Valuation Date coincident with or next following the date on which he or she incurs such One Year Break in Service (after all

25

adjustments then required under the Plan have been made) will be a "Forfeiture" and will be allocated under the applicable provisions of Article 5. If the Participant returns to employment with an Affiliated Organization prior to incurring five consecutive One Year Breaks in Service and:

(a) subsequently accumulates enough Years of Service to become fully vested, the balance of his or her Forfeiture Account (after all adjustments then required under the Plan have been made) will be distributable to or for his or her benefit or, in the event of his or her death, to or for the benefit of his or her Beneficiary in accordance with the provisions of Article 9; or

(b) again resigns or is dismissed prior to completing five (5) Years of Service, then, as of the Distribution Date coincident with or next following the date on which the Participant first incurs a One Year Break in Service after such subsequent resignation or dismissal (after all adjustments then required under the Plan have been made), the balance in his or her Forfeiture Account shall be determined by multiplying that balance by the following fraction:

$$\frac{x - y}{100\% - y}$$

For purposes of the above formula, x equals the Participant's Vested Percentage on the date of his or her subsequent One Year Break in Service and y equals the Participant's Vested Percentage on the date of his or her prior Termination of Employment.

The balance in the Participant's Forfeiture Account after the calculation described in paragraph (b) next above will be nonforfeitable and will be distributable to or for his or her benefit or, in the event of his or her death, to or for the benefit of his or her Beneficiary in accordance with the applicable provisions of Article 9. The amount by which a Participant's Forfeiture Account is reduced under this Section 8.4 will, if the Participant does not return to employment with a Participating Employer prior to incurring five consecutive One Year Breaks in Service, be a Forfeiture and will be re-allocated in accordance with preceding provisions of this Section 8.4. If a nonvested or partially vested Participant is rehired by an Affiliate before incurring five (5) consecutive One Year Breaks in Service, the forfeited amount will be reinstated, first, out of any dividends paid on Unallocated Shares, second, out of any Forfeitures occurring in the Plan Year of his or her reemployment and, third, out of contributions made for the Plan Year corresponding to his or her reemployment. The value of a Participant's reinstated Company Stock Account will be determined as of the Valuation Date after the reinstatement occurs, and will be equal to the value of the forfeited amount on the Valuation Date immediately preceding the date when the forfeiture occurred. Notwithstanding the foregoing, if a Participant is partially vested, Forfeitures from his or her Company Stock Account will only occur after Forfeitures are applied to his or her Cash Account.

8.5 **Change in Control**. For the purposes of Section 8.1, a "Change in Control" means the first of the following events to occur:

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(a) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than (i) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or an Affiliate, or (ii) a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 20% or more of the total voting power of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors (the "Voting Stock"), provided, however, that the following shall not constitute a change in control: (1) such person becomes a beneficial owner of 20% or more of the Voting Stock as the result of an acquisition of such Voting Stock directly from the Company, or (2) such person becomes a beneficial owner of 20% or more of the Voting Stock as a result of the decrease in the number of outstanding shares of Voting Stock caused by the repurchase of shares by the Company; provided, further, that in the event a person described in clause (1) or (2) shall thereafter increase (other than in circumstances described in clause (1) or (2)) beneficial ownership of stock representing more than 1% of the Voting Stock, such person shall be deemed to become a beneficial owner of 20% or more of the Voting Stock for purposes of this Paragraph (a), provided such person continues to beneficially own 20% or more of the Voting Stock after such subsequent increase in beneficial ownership; or

(b) During any period of two consecutive years, individuals (the "Incumbent Board"), who at the beginning of such period constitute the Board, and any new director, whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(c) Consummation of a reorganization, merger or consolidation or the sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), in each case, unless (1) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Voting Stock immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the total voting power represented by the voting securities entitled to vote generally in the election of directors of the corporation resulting from the Business Combination (including, without limitation, a corporation which as a result of the Business Combination owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to the Business Combination of the Voting Stock of the Company and (2) at least a majority of the members of the board of directors of the corporation resulting from the Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or action of the Incumbent Board, providing for such Business Combination; or

(d) Approval by the stockholders of the Company of a plan of complete liquidation or dissolution of the Company.

The Board has final authority to construe and interpret the provisions of the foregoing Paragraphs (a), (b), (c) and (d) and to determine the exact date on which a Change in Control has been deemed to have occurred thereunder.

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ARTICLE 9

DISTRIBUTIONS AFTER TERMINATION OF EMPLOYMENT

9.1 **Time and Method of Distribution**. After a Participant's Termination of Employment due to a Normal Retirement Date, Disability Retirement Date or death, the Committee shall offer to distribute all amounts credited to the Participant's Accounts as soon as practicable thereafter and, in no event, later than the applicable time prescribed in subparagraph (a)(1) below. Subject to paragraph (b) and (c) below, a Participant who has incurred any other Termination of Employment may, if he or she has not been rehired by an Affiliated Organization, request a distribution of his or her vested Accounts during the last quarter of the sixth full Plan Year after his or her Termination of Employment. Distributions will be made as soon as reasonably practicable after the Committee receives a valid, written request for a distribution (if such a request is applicable), and in accordance with the other applicable provisions of this Article 9. The amount of the distribution will be based on the Valuation Date immediately preceding the date that the distribution request is received by the Committee. The foregoing distribution procedures are subject to the following provisions of this Section 9.1:

(a) **Maximum Deferral Period by Plan**. If a Participant or Beneficiary does not request a distribution within the permissible periods described above, the Committee shall offer him or her a distribution from the Plan no later than one year after the close of the Plan Year:

(1) in which the Participant incurs a Termination of Employment after Normal Retirement Date, Disability Retirement Date or death; or

(2) which is the fifth Plan Year following the Plan Year in which the Participant otherwise incurs a Termination of Employment, provided, however, that the Participant has not become reemployed by an Affiliated Organization and the requirements of paragraph (b) below do not apply.

(b) **Delayed Distributions for Shares of Company Stock Acquired with an Exempt Loan**. Notwithstanding the foregoing, Company Stock acquired with the proceeds of an Exempt Loan will not be distributed prior to the close of the Plan Year in which the loan is repaid in full, unless the distribution is made under paragraph (a)(1) above or except as provided in paragraph (c) below.

(c) **Distribution of Small Amounts**. Subject to the applicable requirements of Section 9.9, if the aggregate vested balance of the Accounts of a Participant is not more than $1,000 (determined at any Valuation Date immediately preceding or following his or her Termination of Employment), distribution to the Participant will be made during the following Plan Year as soon as reasonably practicable in the form of a lump sum payment. If the aggregate vested balance of a Participant's Accounts exceeds $1,000 and does not exceed $5,000 (determined at any Valuation Date immediately preceding or following his or her Termination of Employment), the Participant may request a distribution in a lump sum as soon as reasonably practicable thereafter.

29

(d) **Limitations on Deferring Distributions**. Subject to the other provisions of this section, a Participant who does not elect to receive a distribution will be deemed to have elected to defer commencement of his or her distribution under the Plan, provided such deferment will not extend beyond the sixtieth day following the close of the Plan Year during which there occurs his or her Normal Retirement Date. Notwithstanding any provision herein to the contrary, distributions may not be deferred past the April 1st of the calendar year following the later of the calendar year when a Participant attains age 70½ or incurs a Termination of Employment; provided, however, that, if the Participant is a 5-percent owner, his or her distribution must commence by April 1 of the calendar year following the calendar year when he or she attains age 70½. For purposes of this subsection, a "5-percent owner" is a person who owns more than five percent of a Participating Employer (within the meaning of Code section 416) at any time during the Plan Year.

(e) **Distribution Made to a Beneficiary**. If a Participant dies before receiving the full amount to which he is entitled, the amount remaining will be distributed to the Participant's Beneficiary in the form of a lump sum distribution as soon as administratively practicable after the Participant's death.

(f) **Form of Distribution**. Distributions under the Plan will be made in the form of a lump sum payment. If the Participant has not yet incurred a Termination of Employment, has attained age 70½ and is required to begin receiving distributions, then his or her distributions may be made in annual installment payments that at least equal the minimum amount required to be distributed under Code section 401(a)(9). Distributions attributable to a Participant's vested Company Stock Account will be made in whole shares of Company Stock, cash or a combination of both, as determined by the Committee; provided, however, that the Committee shall notify the Participant of his right to demand distribution of his vested Company Stock Account entirely in whole shares of Company Stock (with the value of any fractional share paid in cash), except as otherwise provided in Section 7.2. If the Company Stock allocated to a Participant's Company Stock Account is convertible preferred stock, any distribution in the form of Company Stock will be made in the form of common stock of the Company into which the preferred stock converts.

(g) **Incorporation by Reference to Code Requirements**. Notwithstanding any other provision of the Plan to the contrary, distributions will be made in accordance with regulations issued under Code section 401(a)(9), including Treasury Regulation section 1.401(a)(9)-2, and any provisions of the Plan reflecting Code section 401(a)(9) takes precedence over any distribution options in the Plan that are inconsistent with Code section 401(a)(9). Without limiting the generality of the foregoing, if a Participant dies before his or her distribution has commenced, then distribution of the Participant's Accounts to his or her Beneficiary shall be made no later than the December 31 of the calendar year that includes the fifth anniversary of the Participant's death. This paragraph shall not be construed as creating additional distribution options, or rights to defer distributions, that do not otherwise exist under the terms of the Plan.

9.2 **Accounting Following Termination of Employment**. If distribution of all or any part of a Participant's Account is deferred or delayed for any reason, the undistributed portion of any Account shall continue to be revalued as of each Valuation Date as provided in Article 6.

9.3 **Source of Benefits**. All benefits to which persons become entitled hereunder shall be provided only out of the Trust and only to the extent that the Trust is adequate therefor. No benefits are provided under the Plan except those expressly described herein.

9.4 **Incompetent Payee**. If in the opinion of the Committee, a person entitled to payments hereunder is disabled from caring for his affairs because of mental condition, physical condition, or age, payment due such person may be made to such person's guardian, conservator, or other legal personal representative upon furnishing the Committee with evidence satisfactory to the Committee of such status. Prior to the furnishing of such evidence, the Committee may cause payments due the person under disability to be made, for such person's use and benefit, to any person or institution then in the opinion of the Committee caring for or maintaining the person under disability. The Committee shall have no liability with respect to payments so made. The Committee shall have no duty to make inquiry as to the competence of any person entitled to receive payments hereunder.

9.5 **Prohibition on Assignment or Alienation of Benefits**. Except as provided in Section 9.6, as required under a Qualified Domestic Relations Order or specifically required by applicable law, no benefit under the Plan may in any manner be anticipated, alienated, sold, transferred, assigned, pledged, encumbered or charged, and any attempt to do so shall be void; and no such benefit shall in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of the person entitled to such benefit.

(a) To the extent consistent with section 414(p) of the Code, and in addition to payments made under Article 9 of the Plan, payments also may be made to an Alternate Payee (as defined below) prior to, coincident with, or after a Participant's Termination of Employment or retirement if made pursuant to a Qualified Domestic Relations Order. Except as indicated in paragraph (b) below, payments to an Alternate Payee under a Qualified Domestic Relations Order may not commence prior to the earlier of:

(1) The date on which the Participant corresponding to the Qualified Domestic Relations Order is actually entitled to receive a distribution under the Plan; or

(2) The later of the date when the Participant attains age 50 or the date when a Participant could begin receiving a distribution if he or she had Terminated Employment.

(b) The term "Qualified Domestic Relations Order" means any judgment, decree or order (including approval of a property settlement agreement) which:

(1) Relates to the provision of child support, alimony payments, or marital property rights to a spouse, child or other dependent of a Participant,

(2) Is made pursuant to a state domestic relations law (including a community property law),

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(3) Creates or recognizes the existence of an Alternate Payee's right, or assigns to an Alternate Payee the right, to receive all or a portion of the benefits payable with respect to the Participant,

(4) Clearly specifies the name and last known mailing address, if any, of the Participant and the name and mailing address of each Alternate Payee covered by the order, the amount and percentage of the Participant's benefits to be paid by the Plan to each Alternate Payee, or the manner in which such amount or percentage is to be determined, the number of payments or period to which such order applies and each plan to which such order applies, and

(5) Does not require the Plan to provide:

(A) Any form or type of benefit, or any option not otherwise provided under the Plan,

(B) Increased benefits,

(C) Benefits to an Alternate Payee which are required to be paid to another payee under another order previously determined by the Committee to be a Qualified Domestic Relations Order, or

(D) Payment in the form of a joint and survivor annuity.

The Committee shall establish reasonable procedures to determine the qualified status of domestic relations orders and to administer distributions under such qualified orders, including, in the Committee's sole discretion, the establishment of segregated benefit accounts for Alternate Payees. The term "Alternate Payee" means any spouse, former spouse, child or other dependent of a Participant who is recognized by a Qualified Domestic Relations Order as having a right to receive all, or a portion of, the benefits payable under the Plan with respect to the Participant.

9.6 **Payment of Taxes**. The Trustee may pay any estate, inheritance, income, or other tax, charge, or assessment attributable to any benefit payable hereunder which, in the Trustee's opinion, it shall be or may be required to pay out of such benefit. The Trustee may require, before making any payment, such release or other document from any taxing authority and such indemnity from the intended payee as the Trustee shall deem necessary for its protection.

9.7 **Conditions Precedent**. No person shall be entitled to a benefit hereunder until his or her right thereto has been finally determined by the Committee nor until he has submitted to the Committee relevant data reasonably requested by the Committee, including, but not limited to, proof of birth or death.

9.8 **Committee Directions to Trustee**. The Committee shall issue such directions to the Trustee as are necessary to accomplish distributions to the Participants and Beneficiaries in accordance with the provisions of the Plan. If the Committee and the Trustee are comprised of the same individuals, then, notwithstanding any contrary provision herein, the Trustee may act without receiving directions from the Committee.

9.9 **Rollovers and Transfers to Other Qualified Plans**.

(a) Notwithstanding any provision of the Plan to the contrary that would otherwise limit a Distributee's (as defined below) election under this Section 9.9, a Distributee may elect, at the time and in the manner prescribed by the Committee, to have any portion of an Eligible Rollover Distribution that is $200 or greater paid directly to an Eligible Retirement Plan specified by the Distributee in a Direct Rollover. In addition, if the amount of the Eligible Rollover Distribution is greater than $500, the Distributee may elect to have a portion of such total amount paid directly to an Eligible Retirement Plan with the balance paid to the Distributee, provided that the portion transferred to the Eligible Retirement Plan is an amount not less than $500.

(b) The following are definitions for purposes of this Section 9.9:

(1) **Eligible Rollover Distribution**: An Eligible Rollover Distribution is any distribution of all or any portion of the balance to the credit of the Distributee, except that an Eligible Rollover Distribution does not include: any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the Distributee or the joint lives (or joint life expectancies) of the Distributee and the Distributee's designated beneficiary; any distribution to the extent such distribution is required under section 401(a)(9) of the Code; the portion of any distribution that is not includable in gross income (determined without regard to the exclusion for net unrealized appreciation on Company Stock); distributions made in the form of property (including, but not limited to, shares of Company Stock); a distribution that is a hardship withdrawal; a dividend distribution pursuant to Section 9.10; and any other distribution which the Secretary of the Treasury (or his or her delegate) provides in regulations or rulings of general applicability.

(2) **Eligible Retirement Plan**: An Eligible Retirement Plan is one of the following as specified by the Distributee: an individual retirement account described in section 408(a) of the Code, an individual retirement annuity described in section 408(b) of the Code, an annuity plan described in section 403(a) of the Code, or a qualified trust described in section 401(a) of the Code that accepts the Distributee's Eligible Rollover Distribution. An Eligible Retirement Plan also includes an annuity plan described in section 403(b) of the Code and a plan described under section 457(b) of the Code maintained by a state, political subdivision of a state or any agency or instrumentality of a state of such a subdivision if such plan agrees to separately account for amounts transferred into such plan from this Plan.

(3) **Distributee**: A Distributee includes an employee or former employee. In addition, the employee's or former employee's surviving spouse and the employee's or former employee's spouse or former spouse who is the Alternate Payee under a Qualified Domestic Relations Order are Distributees with regard to the interest of the spouse or former spouse.

(4) **Direct Rollover**: A Direct Rollover is a payment by the Plan to the Eligible Retirement Plan specified by the Distributee.

(c) A distribution subject to this Section 9.9 may not commence prior to 30 days after the notice required under Treas. Reg. § 1.411(a)-11(c) is given, unless:

(1) The Committee clearly informs the Participant that the Participant has a right to a period of at least 30 days after receiving the notice to consider the decision of whether or not to elect a distribution (and, if applicable, a particular distribution option); and

(2) The Participant, after receiving the notice, affirmatively waives the 30 day waiting period.

9.10 **Distributions of Dividends Paid on Company Stock**. In the discretion of the Company and subject to any other applicable Plan provision or applicable agreement relating to an Exempt Loan, dividends paid on shares of Company Stock may be paid to Participants, Beneficiaries of deceased Participants or Alternate Payees in accordance with the following:

(a) **Allocated Shares**. All cash dividends paid on shares of Company Stock allocated to a person's Company Stock Account may be: (i) distributed to that person no later than 90 days after the end of the Plan Year in which paid to the Trustee; or (ii) paid directly in cash to that person.

(b) **Unallocated Shares**. All cash dividends paid on shares of Company Stock held in the Unallocated Reserve may either be: (i) allocated to Active Participants on a non-discriminatory basis, consistent with Sections 5.3(a)(2) and (3), and, in the discretion of the Company, otherwise treated as a dividend described in paragraph (a) above; or (ii) treated as a general earning of the Trust Fund and used for paying appropriate Plan or Trust related expenditures for that Plan Year.

9.11 **Beneficiary Designation**.

(a) Each Participant may designate, upon forms furnished by the Committee, one or more persons to be primary Beneficiaries or alternative Beneficiaries for all or a specified fractional part of his or her aggregate Accounts and may change or revoke any such designation from time to time. No such designation, change or revocation is effective unless executed by the Participant and received by the Committee during the Participant's lifetime. However, if a Participant is legally married on the date of his or her death, then his or her surviving spouse shall be deemed to be the designated Beneficiary, unless Consent of Spouse has been obtained that allows the Participant to designate another person as his or her Beneficiary on a form furnished by or acceptable to the Committee. A Consent of Spouse may be a limited consent to a particular designation that the Participant has made or may be a general consent to any designation that the Participant has made or may make in the future.

(b) If a Participant fails to designate a Beneficiary, revokes a Beneficiary designation without naming another Beneficiary or designates as Beneficiaries one or more persons none of whom survives the Participant, then for all or any portion of the Participant's Accounts, such Accounts or portion will be distributed to the first class of the following classes of automatic Beneficiaries that includes a member surviving the Participant:

(1) the Participant's spouse;

(2) the Participant's surviving children, including adopted children, in equal shares;

(3) the Participant's surviving parents, in equal shares; or

(4) the representative of the estate of the last to die of the Participant and his or her Beneficiary's estate.

(c) Notwithstanding subsection (a), no designation of a Beneficiary other than the Participant's spouse is effective without obtaining the Consent of Spouse. No Beneficiary may designate a successor beneficiary. If a Beneficiary who is entitled to receive payments under the Plan dies before all such payments have been made, the balance of any payments remaining due will be payable to a contingent Beneficiary if the Participant's Beneficiary designation so provides, otherwise to the personal representative (executor or administrator) of the deceased Beneficiary.

9.12 **Payment Satisfies Claims**. Any payment made to, or for the benefit of, any Participant, legal representative or Beneficiary in accordance with the provisions of the Plan will, to the extent of such payment, be in full satisfaction of all claims against the Plan, Trustee, the Committee and the Participating Employer, any of whom may require the payee to execute a release as a condition precedent to such payment.

9.13 **Disposition if Distributee Cannot be Located**. If the Committee is unable to locate a Participant or Beneficiary to whom a distribution is due, the Participant's Accounts will continue to be held in the Fund until such time as the Committee has located the Participant or Beneficiary or the Participant or Beneficiary makes a proper claim for the benefit, as the case may be; provided, that, any Accounts not distributed after a Participant's Normal Retirement Date may be paid into a bank account established in the name of the Participant.

9.14 **Right of First Refusal**. Shares of Company Stock distributed under the Plan that are not readily tradable on an established market shall be subject to a "right of first refusal," as described below, in favor of the Company or, if the Committee so directs the Trustee, the Trust, at the death of the distributee (whether a Beneficiary or the Participant) or upon the sale or gift of such stock by the distributee.

(a) The distributee shall, in the case of an intended sale or gift of shares of Company Stock received from the Plan, notify the Company in writing of his or her intention to sell or make a gift of all or a part of such Company Stock. The Company or the Trust may exercise the right to purchase such Company Stock by tendering full payment therefor to the distributee within fourteen days after receipt of such notice.

(b) In the event of a distributee's death, the representative of his or her estate shall notify the Company in writing of the distributee's death. The Company or the Trust may exercise the right to purchase such Company Stock by tendering full payment therefor to said representative at any time after his or her death, but not later than fourteen days after receipt of such notice.

(c) Upon exercise of the right of first refusal, the holder of the shares of Company Stock shall immediately deliver the certificate or other instrument representing such stock endorsed in blank or accompanied by a duly executed stock power with signature medallion guaranteed.

(d) Full payment shall, in the case of a distributee's intention to sell the Company Stock, be the greater of the price at which he or she notifies the Company of a written bona fide, arm's-length offer to purchase the Company Stock or its most recently determined Fair Market Value. When a distributee gives notice to the Company of his or her intention to dispose of shares of Company Stock by gift, or in the event of the death of the distributee, full payment shall be based on the Fair Market Value of the shares of Company Stock. In all cases Fair Market Value shall be determined as of the most recent Valuation Date under subparagraph 2.47(b).

(e) All certificates or other instruments representing shares of Company Stock distributed hereunder that are not readily tradeable on an established market must bear the legend set forth in Section 9.16 setting forth the existence of this right of first refusal.

If shares of Company Stock subject to the right of first refusal is transferred within 14 days of its distribution to a distributee, or at any time after the Company has given timely notice of its intention to purchase, but before the expiration of the period in which it must tender full payment, or without the required notice having been given to the Company and the proper refusal period having expired, then such transfer shall be null and void or, at the option of the Company, such shares in the hands of the transferee or any subsequent transferee shall be subject to purchase by the Company or, if the Committee so directs the Trustee, the Trust. Such purchase shall be for the lesser of (i) the Fair Market Value on the date of the transfer of the Company Stock to the third party or (ii) the Fair Market Value at the date the transferee is notified of the intention to purchase the Company Stock by the Company, an Affiliate or the Trust.

9.15 **Put Option**. Shares of Company Stock distributed under the Plan that are not readily tradable on an established market shall be subject to a "put option," whereby the stock may be sold to the Company or, if the Trustee is so directed by the Committee, the Trust. The terms and conditions of the put option are as follows:

(a) The put option shall be exercisable only by the distributee (whether a Participant or a Beneficiary), any person to whom the Company Stock has passed by gift from the distributee or any person (including an estate or the distributee from an estate) to whom the Company Stock passed upon the death of the distributee (hereinafter referred to as the "holder").

(b) At the option of the Company (or the Committee if the Trust is the purchaser), the payment for shares of Company Stock sold pursuant to a put option shall be made in either of the following forms:

(1) If the Company Stock was distributed as part of a total distribution (that is, a distribution of the entire balance then to the credit of the Company Stock Account), then payment may be made with a promissory note which provides for

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substantially equal monthly, quarterly, semi-annual or annual installments commencing with the 30 days from the date of the exercise of the put option and over a period not exceeding 5 years, with interest payable at a reasonable rate on any unpaid installment balance, with adequate security provided, and without penalty for prepayment of such installments; or

(2) In a lump sum no later than 30 days after such Participant exercises the put option.

(c) The amount paid for shares of Company Stock pursuant to an exercised put option shall be determined under a fair valuation formula.

(d) The put option must be exercised during the 60 day period beginning on the date the Company Stock is first distributed, by the Plan, or during a 60 day period designated by the Committee during the Plan Year following the Plan Year in which the distribution occurred after a Valuation Date under subparagraph 2.47(c).

(e) To exercise the put option, the holder shall notify the Company in writing that the put option is being exercised. To the extent applicable, the Committee shall notify the Trustee.

(f) The Trust is not bound to purchase Company Stock pursuant to the put option, but the Committee may direct the Trustee to cause the Trust to assume the Company's rights and obligations to acquire Company Stock under the put option.

(g) The put option extended under this Section shall continue in force notwithstanding that an Exempt Loan is repaid or that this Plan ceases to be an employee stock ownership plan.

9.16 **Stock Certificate Legend**. Certificates for shares of Company Stock distributed under the Plan that are not readily tradeable on an established market shall bear the following legend:

"The shares represented by this certificate are transferable only upon compliance with the terms of The Mutual Federal Bancorp, Inc. Employee Stock Ownership Plan which grants the certain persons described therein a RIGHT OF FIRST REFUSAL with respect to the sale or other transfer of these shares. A copy of said plan and its corresponding trust agreement are on file in the offices of Mutual Federal Bancorp, Inc. The sale of these shares have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state and, therefore, may not be sold, assigned or alienated in any manner absent registration, or an exemption from registration, under such Act or applicable state "blue sky" laws."

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ARTICLE 10

VOTING COMPANY STOCK

10.1 **Voting of Company Stock**. Shares of Company Stock held in the Trust shall be voted or, in the event of a tender or exchange offer, tendered or exchanged by the Trustee in accordance with the following provisions:

(a) **Allocated Shares**. All shareholder voting matters on allocated shares of Company Stock shall be voted by the Trustee in accordance with written instructions from the corresponding Voting Participants (as defined below) and pursuant to confidential procedures described in Section 10.2. The Trustee shall vote any shares for which no directions are given in proportion to the directions from Voting Participants for the allocated shares, and the Committee shall ensure that the Voting Participants are notified that they may be considered Named Fiduciaries for this purpose. The Trustee shall follow similar procedures in the event of a tender or exchange offer for shares of Company Stock. For purposes of this Article 10, the term "Voting Participants" refers to Participants, Beneficiaries and Alternate Payees who have shares of Company Stock allocated to their Accounts under the Plan as a record date for a particular voting or other shareholder matter.

(b) **Unallocated Shares**. Shares of Company Stock held in the Unallocated Reserve shall be voted by the Trustee in proportion to the directions from the Voting Participants for the allocated shares, and the Committee shall ensure that the Voting Participants are notified that they may be considered Named Fiduciaries for this purpose. The Trustee shall follow similar procedures in the event of a tender or exchange offer for shares of Company Stock.

10.2 **Confidentiality Procedures**. With respect to the directions from Voting Participants under Section 10.1, the Committee shall ensure that adequate steps are instituted so that each Participant receives information that is adequate and accurate, in all material respects, to permit the Participants to make a sufficiently informed decision on how to direct the Trustee. The Committee shall also ensure that reasonable procedures are instituted so that all such directions are held in confidence and not divulged or released to any person who is a director, officer or employee of the Company, an Affiliate or any person involved in a proxy contest or tender (or similar acquisition) offer, request or information. In this regard, the Committee is authorized to hire a third party and delegate its authority under this Section 10.2.

ARTICLE 11

CONTRIBUTION AND ALLOCATION LIMITATIONS

11.1 **Limitation on Allocations**. Notwithstanding any provisions of the Plan to the contrary, Annual Additions (as defined below) to Participants' Accounts under the Plan for a Plan Year shall not exceed the maximum amount permitted under Code section 415. For purposes of the preceding sentence, the following rules shall apply:

(a) The Annual Additions with respect to a Participant for any Plan Year shall not exceed the lesser of:

(1) $44,000 as adjusted for cost of living increases for the Plan Year under Code section 415(d).

(2) 100% of the Section 415 Wages of such Participant for such Plan Year.

(b) If a Participant also participates in one or more Related Defined Contribution Plans and if the amount of Annual Additions otherwise allocated to the Participant for a Plan Year must be reduced to comply with the limitations under Code section 415, allocations under such plans shall be reduced pro rata to the extent necessary to comply with said limitations before allocations are reduced under this Plan.

(c) If, due to a reasonable error in estimating Section 415 Wages or Forfeitures for any Plan Year, the limitation described in subparagraph (a) would otherwise be exceeded with respect to any Participant, the excess amount shall be held unallocated in a suspense account. The suspense account will be applied to reduce future contributions for all Participants in the next Plan Year, and in each succeeding Plan Year, if necessary. The suspense account will not participate in the allocation of the investment gains and losses of the Trust (and the value of such account will not be considered in valuing other Accounts under the Plan).

(d) For purposes of this Section, "Annual Additions" means the sum of the following amounts allocated to a Participant for a Plan Year under this Plan and all other Related Defined Contribution Plans in which he or she participates:

(1) employer contributions, which includes the sum of (i) non-leveraged contributions made under Section 5.1, and (ii) the lesser of: (A) contributions made under Section 5.2 that are applied to make payments on Exempt Loans to the extent such payments are attributable to shares allocated to the Participant out of the Unallocated Reserve or (B) the Fair Market Value of such shares allocated to a Participant's Company Stock Account for a Plan Year,

(2) Forfeitures that are reallocated to a Participant's Account for a Plan Year, and

(3) the Participant's pre-tax and after-tax contributions under other Related Defined Contribution Plans.

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Notwithstanding the foregoing provisions of this Section 11.1:

(A) Contributions and allocations attributable to interest payments on an Exempt Loan and the reallocation of Forfeitures of shares of Company Stock acquired with the proceeds of an Exempt Loan will not be considered to be Annual Additions for a Plan Year if: (1) no more than one third of the Leveraged ESOP Contributions for the Plan Year are allocated to the Accounts of Highly Compensated Employees and (2) no Affiliated Organization is an S-corporation;

(B) an Annual Addition with respect to a Participant's Accounts shall be deemed credited thereto with respect to a Plan Year if it is allocated to the Participant's Accounts under the terms of the Plan as of any date within such Plan Year; and

(C) the Annual Additions limitations that apply to make up contributions upon Reemployment After a Period of Uniformed Service are based on the applicable Plan Year for which the contributions would have been made (absent the Period of Uniformed Service), and not on the Plan Year when such contributions are actually made.

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ARTICLE 12

ADMINISTRATION OF PLAN

12.1 **Composition of Committee**. The Committee will consist of members appointed by the Board, which may add or remove Committee members at any time. Except as otherwise specifically provided in this Article 12, in controlling and managing the operation and administration of the Plan, the Committee shall act by a majority of its then members, by meeting, or by writing filed without a meeting. Meetings may be called by the Chairman of the Committee or a majority of its then members. A majority of the members of the Committee at the time in office shall constitute a quorum for the transaction of business. The Committee shall have the following powers, rights and duties in addition to those vested in it elsewhere in the Plan:

(a) To adopt such rules of procedure and regulations as, in its opinion, may be necessary for the proper and efficient administration of the Plan and as are consistent with the provisions of the Plan;

(b) To enforce the Plan in accordance with its terms and with such applicable rules and regulations as may be adopted by the Committee;

(c) To determine all questions arising under the Plan, including the power to determine the rights or eligibility of employees or Participants and their Beneficiaries and their respective benefits, and to remedy ambiguities, inconsistencies or omissions in the Plan;

(d) To give such directions to the Trustee with respect to the Trust Fund as may be provided in the Trust Agreement, including disbursements (except for the ordinary expenses of administration of the Trust Fund or the reimbursement of reasonable expenses at the direction of the Company, as provided herein);

(e) To maintain and keep adequate books, records and other data as shall be necessary to administer the Plan, except those that are maintained by the Company or by the Trustee, and to meet the disclosure and reporting requirements of ERISA;

(f) To direct all payments of benefits under the Plan;

(g) To elect a Chairman and to appoint a Secretary who shall keep minutes of the proceedings and have custody of all records and documents pertaining to administration of the Plan;

(h) To be agent for the service of legal process on behalf of the Plan;

(i) To authorize one or more of its members to execute any documents on behalf of the Committee, in which event the Committee shall notify the Trustee in writing of such action; and

(j) To perform any other acts necessary or appropriate to the administration of the Plan and the discharge of its duties.

The Committee shall have no power in any way to modify, alter, add to or subtract from any provisions of the Plan (except as provided in paragraph (c) above). The certificate of the Chairman or the Secretary of the Committee that the Committee has taken or authorized any action shall be conclusive in favor of any person relying on the certificate. The Company shall pay, or cause to be paid from the Trust Fund, expenses incurred by the Committee in the administration of the Plan and Trust.

12.2 **Delegation By Committee**. The Committee may establish procedures for allocation of fiduciary responsibilities among its members and delegation of fiduciary responsibilities to persons other than Named Fiduciaries; however, the delegation of the power to manage or control Plan assets may only be delegated to the Trustee or an Investment Manager, as defined in section 3(38) of ERISA (in either case, with their prior written consent). In exercising its authority to control and manage the operation and administration of the Plan, the Committee may employ agents and counsel (who may also be employed by or represent any Participating Employer) and to delegate to them such powers as the Committee deems desirable. Any such delegation or appointment shall be in writing and shall reflect the unanimous action of the Committee members then acting. The writing contemplated by the foregoing sentence shall fully describe the advice to be rendered or the functions and duties to be performed by the delegate. The Company shall pay, or cause to be paid from the Trust Fund, the compensation of such agents and counsel.

12.3 **Uniform Rules**. In managing the Plan, the Committee will uniformly apply rules and regulations in substantially similar situations.

12.4 **Information to be Furnished to Committee**. The Company and any other Participating Employer shall furnish the Committee such data and information as may be required. The Committee shall be entitled to rely on any information so furnished that is needed for calculation of benefits due under the Plan, or any matters relating to administration of the Plan. A Participant, surviving spouse, or other person entitled to benefits under the Plan must furnish to the Committee such evidence, data or information as the Committee considers desirable to carry out the Plan. Any benefits under the Plan may be conditional upon the prompt submission of such information. Any adjustment by the Committee by reason of a misstatement of age or lack of information will be made in a manner the Committee deems equitable.

12.5 **Committee's Decision Final**. To the extent permitted by law, any interpretation of the Plan and any decision on any matter within the discretion of the Committee made by the Committee in good faith is binding on all persons. A misstatement or other mistake of fact shall be corrected when it becomes known, and the Committee shall make such adjustment on account thereof as it considers equitable and practicable. Except as provided in section 405 of ERISA, a dissenting member is not responsible for any action or failure to act if within a reasonable time he or she registers his or her dissent with the other members and the Company.

12.6 **Exercise of Committee's Duties**. Notwithstanding any other provisions of the Plan, the members of the Committee shall discharge their duties hereunder solely in the interests of the Participants and other persons entitled to benefits under the Plan, and:

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(a) for the exclusive purpose of providing benefits to Participants and other persons entitled to benefits under the Plan;

(b) with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims; and

(c) in accordance with the documents and instruments governing the Plan insofar as they are consistent with ERISA.

12.7 **Remuneration and Expenses**. No remuneration shall be paid to any Committee member as such. However, the reasonable expenses of a Committee member incurred in the performance of a Committee function shall be reimbursed by the Company or, as directed by the Company, the Trust.

12.8 **Resignation or Removal of Committee Member**. A Committee member may resign at any time by delivering his or her written resignation to the Company. The Board, at its discretion, may immediately remove a Committee member with or without cause upon delivery of written notice to him or her. A Committee member who is also an Employee shall automatically be removed as a member upon his or her Termination of Employment.

12.9 **Appointment of Successor Committee Members**. The Board will promptly fill any vacancy in the membership of the Committee and shall give prompt written notice thereof to the other Committee members, the other Participating Employers and the Trustee. While there is a vacancy in the membership of the Committee, the remaining Committee members shall have the same powers as the full Committee until the vacancy is filled.

12.10 **Interested Committee Member**. A member may not decide or determine any matter or question concerning his or her own benefits under the Plan or as to how they are to be paid to him unless such decision could be made by him under the Plan if he or she were not a member of the Committee, except when such decision applies to all Participants similarly. If a member is disqualified to act, and the remaining members of the Committee cannot agree on a decision, the Company may appoint a temporary member to exercise the powers of the interested member concerning the matter as to which he or she is disqualified.

12.11 **Claims Procedure**. Any Participant, Beneficiary or Alternate Payee (collectively referred to herein as a "Claimant") who disputes a determination of the benefits due to him or her under the Plan may file a claim with the Committee. A claim must be in writing, in a form which gives the Committee reasonable notice of the claim, sets forth the basis of the claim, and authorizes the Committee to take all steps reasonably necessary to determine the validity of the claim and to facilitate the payment of any benefits to which the Claimant is entitled. The Committee will, if reasonably possible, decide whether to grant or deny a claim within ninety days after it is filed. If a longer period is needed, the Committee will, no later than the last day of the ninety day period, notify the Claimant of the extension of time and the reasons why it is needed. A decision must then be rendered within ninety days after the Claimant was notified of the extension. If the Committee does not act within the time specified by this Section 12.11, the claim is automatically denied, and the Claimant may appeal in accordance with this

Section 12.11. If the Committee determines that a claim should be denied, it will give the Claimant written notice of denial. This notice must be written in a manner calculated to be understood by the Claimant, state specific reasons for denying the claim, citing the provisions of the Plan on which the denial is based, explain the procedure for reviewing the Committee's decision, and if the claim is denied because the Committee lacks adequate information to reach a decision, state what information is needed to make a decision possible and why it is needed. If a claim is denied, the Claimant may appeal to the Committee. The Claimant's appeal must be submitted in writing to the Committee no later than sixty (60) days after the earlier of the date on which he or she received notice of denial or the expiration of the period within which the Committee is required to render a decision. The Claimant or his or her representative may submit any documents or written arguments that he or she desires in support of the appeal, and the Committee may, but is not required to, hold a hearing on the appeal. The Committee will, if reasonably possible, decide the Claimant's appeal within sixty days after it is filed. If a longer period is needed, the Committee will, no later than the last day of the sixty day period, notify the Claimant of the extension of time and the reasons why it is needed. A decision must then be rendered within sixty days after the Claimant was notified of the extension. If the Committee does not act within the time specified by this Section 12.11, the appeal is automatically denied. If the Committee determines that an appeal should be denied, it must give the Claimant written notice of the denial in the same manner as required on initial denial of the claim by the Committee.

Any lawsuit filed by a Claimant in connection with the Plan must be filed no later than 120 days after the claims procedure process under this Section 12.11 has ended with respect to the Claimant.

12.12 **Records**. All acts and determinations of the Committee shall be duly recorded by the Secretary thereof and all such records together with such other documents as may be necessary in exercising its duties under the Plan shall be preserved in the custody of the Secretary. Such records and documents shall at all times be open for inspection and for the purpose of making copies by any person designated by the Company. The Committee shall provide such timely information, resulting from the application of its responsibilities under the Plan, as needed by the Trustee and the accountant engaged on behalf of the Plan by the Company, for the effective discharge of their duties.

12.13 **Indemnification of Committee Members**. To the maximum extent permitted by applicable law, the Committee members and any employee of the Company to whom the Committee has delegated plan administrative functions (collectively such indemnified persons are referred to as the "Indemnitees" and singularly as an "Indemnitee") shall be indemnified and held harmless by the Company against any and all liabilities, settlements, judgments, losses, costs, and expenses (including reasonable legal fees and expenses) of whatever kind and nature which may be imposed on, incurred by or asserted against one or more of the Indemnitees by reason of the performance or nonperformance by an Indemnitee of functions arising under the Plan or Trust if such action did not constitute gross negligence or willful misconduct. The foregoing right of indemnification shall be in addition to other rights that the Indemnitees have by law or by reason of insurance coverage of any kind. The Company may, at its own expense, settle any claim asserted or proceeding brought against any Indemnitee when such settlement

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appears to be in the best interests of the Company and does not conflict with the Indemnitee's right of indemnification hereunder.

ARTICLE 13

AMENDMENT, TERMINATION, MERGER

13.1 **Amendment**. The Company, by action of the Board, or by action by any person, persons or committee to whom such authority has been delegated by the Board, may amend the Plan at any time and from time to time. No amendment shall either divest a Participant or Beneficiary of any Account balance accrued prior to the amendment or alter an optional form of benefit under section 411(d)(6) of the Code, except that distribution options relating to the Plan may be modified in a nondiscriminatory manner in accordance with the ESOP exception contained in section 411(d)(6).

13.2 **Permanent Discontinuance of Contributions**. The Company, by action of the Board, may direct the complete discontinuance of all contributions under the Plan. In such event, notwithstanding any provisions of the Plan to the contrary, (A) no Employee shall become a Participant after such discontinuance and (B) each Active Participant then in the employ of a Participating Employer at the time of such discontinuance shall be 100% vested in his or her Account. Subject to the foregoing, all of the provisions of the Plan shall continue in effect, and upon entitlement thereto distributions shall be made in accordance with the provisions of Article 9.

13.3 **Termination**. The Company, by action of the Board, may terminate the Plan. After such termination, no new Employee shall become a Participant, and no further contributions shall be made. Each Active Participant then in the employ of a Participating Employer at the time of such termination shall be 100% vested in his or her Account, and he or she shall be entitled to a benefit equal to the value of his or her Account determined as of the Valuation Date coincident with or next following the termination of the Plan (subject to any further investment gains or losses of the Trust Fund). Distributions shall be made as soon as administratively feasible after the Plan termination has been filed with applicable governmental agencies. The Plan and Trust shall continue in force for the purpose of making such distributions.

13.4 **Partial Termination**. If there is a partial termination of the Plan by operation of law, by amendment of the Plan or for any other reason, which partial termination shall be confirmed by the Company, each Active Participant then in the employ of a Participating Employer and with respect to whom the partial termination applies shall be 100% vested in his or her Account. Subject to the foregoing, all of the provisions of the Plan shall continue in effect as to each such Participant, and upon entitlement thereto distributions shall be made in accordance with the provisions of Article 9.

13.5 **Merger, Consolidation, or Transfer of Plan Assets**. In the case of any merger or consolidation of the Plan with any other plan, or in the case of the transfer of assets or liabilities of the Plan to any other plan, provision shall be made so that each Participant, Beneficiary and Alternate Payee would (if such other plan then terminated) receive a benefit immediately after the merger, consolidation, or transfer which is equal to or greater than the benefit he or she would have been entitled to receive immediately before the merger, consolidation, or transfer (if the Plan had then terminated). If any other plan is merged into this

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Plan, any provisions unique to the Accounts resulting from such merger will be set forth on an exhibit to the Plan.

13.6 **Deferral of Distributions**. Notwithstanding any provisions of the Plan to the contrary, in the case of a complete discontinuance of contributions to the Plan or of a complete or partial termination of the Plan, the Company or the Trustee may defer any distribution of benefit payments to Participants, Beneficiaries and Alternate Payees with respect to whom such discontinuance or termination applies until after the following have occurred:

(a) Receipt of a final determination from the Treasury Department or any court of competent jurisdiction regarding the effect of such discontinuance or termination on the qualified status of the Plan under Code section 401(a); and

(b) Appropriate adjustment of Accounts to reflect investment gains or losses, taxes, costs, and expenses, if any, incident to such discontinuance or termination.

ARTICLE 14

MISCELLANEOUS

14.1 **Limited Reversion of Fund**. Except as provided in the Trust, no corpus or income of the Trust will at any time revert to a Participating Employer or be used other than for the exclusive benefit of Participants and their Beneficiaries by paying benefits and, if applicable, administrative expenses of the Plan.

14.2 **Top-Heavy Provisions**. If, as of the day next preceding the beginning of any Plan Year (the "Determination Date") the Plan is "top-heavy," that is, the aggregate present value of the accrued benefits and account balances of all "Key Employees" (within the meaning of Section 416 (i) of the Code) and their Beneficiaries exceeds sixty percent (60%) of the aggregate present value of the accrued benefits and account balances of all Participants and Beneficiaries, the requirements specified in this Section 14.2 will automatically become effective as of the first day of the Plan Year. For purposes of the above sentence, the aggregate present value of the accrued benefits and account balances of a Participant who has not performed any services for the Company or an Affiliate during the one year period ending on the Determination Date shall not be taken into account. The present value of accrued benefits and account balances for purposes of this Section 14.2 will be calculated using the most recent valuation available under the Plan prior to the Determination Date (and will be based on actuarial equivalent factors if a defined benefit pension plan is part of the Aggregation Group). This calculation is made in accordance with Section 416(g) of the Code, taking into consideration plans which are considered part of the Aggregation Group. The term "Aggregation Group" shall include each plan of a Participating Employer or Affiliate which includes a Key Employee and each plan of the Participating Employer or an Affiliate which allows the Aggregation Group to meet the requirements of Sections 401(a)(4) or 410 of the Code, and may include any other plan of a Participating Employer or Affiliate, if the Aggregation Group would continue to meet the requirements of Sections 401(a)(4) and 410 of the Code. The Aggregation Group shall include any amount distributed to an employee from a plan in the Aggregation Group (including a terminated plan) during the five year period ending on the Determination Date; provided, however, that the term "five year period" shall be replaced with the term "one year period" except for distributions that are not made due to Termination of Employment. For purposes of this Section 14.2 only, the accrued benefit of a Participant who is not a Key Employee shall be determined under the method, if any, that uniformly applies for accrual purposes under all defined benefit plans maintained by the Aggregation Group. However, if no such method exists, then the accrued benefit of a Participant who is not a Key Employee shall be determined as if such benefit accrued not more rapidly than the slowest accrual rate permitted under the factional accrual rate of Section 411(b)(1)(C) of the Code.

The requirements that will take effect under this Section 14.2 are as follows:

(a) Article V will be amended automatically to provide that, unless the minimum allocation amount required under this paragraph is made under a Related Defined Contribution Plan, the aggregate amount of contributions allocated to the Plan Accounts of each Active Participant who is not a Key Employee (within the meaning of section 416(i)(1) of the

48

Code), and who is employed by a Participating Employer as of the last day of the Plan Year, may not be less than the lesser of:

(1) three percent of his or her Compensation for the Plan Year (excluding any pre-tax contributions, but including matching contributions, under a 401(k) plan); or

(2) a percentage of his or her Compensation equal to the largest percentage obtained by dividing the sum of the amount credited to the Plan Accounts of any Key Employee (including pre-tax contributions under a 401(k) plan) by that Key Employee's Compensation.

(b) The vesting schedule in Section 8.1 will continue to apply and may not be amended for the Plan Year in a manner that fails to meet the minimum vesting requirements of Code section 416(b).

The preceding requirements must remain in effect for so long as the Plan remains "top-heavy." If, for a particular Plan Year, the Plan is not "top-heavy," the Company may amend or delete them to the same extent as any other Plan provision, except that the vesting schedule described in Section 8.1 may not be made less favorable for any Participant who has then completed three or more Years of Service, and no amendment may cause any previously vested portion of an accrued benefit to become forfeitable. Notwithstanding the foregoing provisions, if any Participating Employer makes contributions under this section on behalf of Participants and such contributions are not allocated during a Period of Uniformed Service to a Participant who is not a Key Employee, then upon Reemployment After a Period of Uniformed Service, such contribution will be made on behalf of such a Participant.